UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CREDIT ACCEPTANCE CORPORATION

 (Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

225310 10 1

 (CUSIP Number)

Thomas W. Smith
323 Railroad Avenue
Greenwich, CT 06830
(203) 661-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,282,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,282,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,282,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Idoya Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,501,623
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,501,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,501,623
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,709,407
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,709,407

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,709,407
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 781,920
	8	SHARED VOTING POWER 267,945
	9	SOLE DISPOSITIVE POWER 781,920
	10	SHARED DISPOSITIVE POWER 267,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,758
	8	SHARED VOTING POWER 145,939
	9	SOLE DISPOSITIVE POWER 57,758
	10	SHARED DISPOSITIVE POWER 294,936

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,694
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 4 to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer, Idoya Partners L.P. (“Idoya Partners”) and Prescott Associates L.P. (“Prescott Associates”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2011, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 filed with the SEC by the Reporting Persons on January 5, 2012, June 4, 2012, and June 12, 2012 respectively (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 3,282,808 shares of Common Stock held by the Partnerships. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 327,593 and 297,694 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) an employee profit-sharing plan of a corporation wholly owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee (the “Plan”), (ii) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee (the “Foundation”) and (iii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships and the managed accounts are referred to collectively herein as the “Managed Accounts.” In addition, Messrs. Smith and Vassalluzzo own 722,272 and 55,000 shares of Common Stock, respectively, for their own accounts (collectively, the “Personal Shares”). The 3,762,156 shares of Common Stock owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts. Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes.

Mr. Vassalluzzo currently serves as a director of the Issuer. On June 1, 2012, the Issuer commenced a tender offer to repurchase up to 1,000,000 shares of its Common Stock, pursuant to which the Reporting Persons tendered 3,146,828 shares of Common Stock. On July 6, 2012, pursuant to the tender offer, the Issuer accepted for purchase a total of 648,218 shares of Common Stock beneficially owned by the Reporting Persons at a price of $84.45 per share.

The shares tendered by the Reporting Persons and accepted for purchase by the Issuer in the tender offer include: (i) 37,561 shares of Common Stock tendered by Mr. Vassalluzzo in his capacity as trustee of the Plan; (ii) 15,352 shares of Common Stock tendered by Mr. Smith in his capacity as trustee of the Foundation; (iii) 4,094 shares of Common Stock tendered by Mr. Smith in his capacity as an investment manager for an account maintained on behalf of certain friends of Mr. Smith; (iv) 71,974 shares of Common Stock tendered by Mr. Smith for his own account; and (v) 519,237 shares of Common Stock tendered by PGP in its capacity as general partner of the Partnerships.

In addition to the above, depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of Common Stock if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)     Based on information included in the Tender Offer Statement on Schedule TO filed by the Issuer on June 1, 2012, which disclosed that 25,542,546 shares of Common Stock were outstanding as of May 24, 2012, and information included in the Form 8-K filed by the Issuer on July 6, 2012, which disclosed that 1,000,000 shares of Common Stock were purchased by the Issuer in the tender offer, approximately 24,542,546 shares of Common Stock were outstanding as of July 6, 2012. Accordingly, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: PGP – 3,282,808 shares (13.4%); Idoya Partners – 1,501,623 shares (6.1%); Prescott Associates – 1,709,407 shares (7.0%); Mr. Smith – 1,049,865 shares (4.3%); and Mr. Vassalluzzo – 352,694 shares (1.4%).

(b)     PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 3,282,808 shares. Idoya Partners has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,501,623 shares and Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,709,407 shares. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 781,920 and 57,758 shares, respectively. In their capacities as investment managers for managed accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 267,945 and 145,939 shares, respectively, and to share the power to dispose or to direct the disposition of 267,945 and 294,936 shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c)     On June 11, 2012, Mr. Smith made a charitable donation of 75,000 shares of Common Stock to the Foundation (the “Donation”). The closing price of the Common Stock on the NASDAQ Global Select Market on June 11, 2012 was $83.69. The Donation was effected privately through a broker for no consideration. Except for the Donation and the dispositions of shares of Common Stock pursuant to the Issuer’s tender offer described in Item 4 hereof, no Reporting Person has engaged in any transaction in any shares of Common Stock during the 60 days immediately preceding the date hereof.

Item 7.	Material to Be Filed as Exhibits

1.     Agreement relating to the joint filing of statement on Schedule 13D dated July 10, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2012

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

IDOYA PARTNERS L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D, dated July 10, 2012, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: July 10, 2012

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

IDOYA PARTNERS L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo